                                                                       EXHIBIT 1

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                         CONDENSED FINANCIAL STATEMENTS
                              AS AT MARCH 31, 2007

CONTENTS

                                                                                      PAGE

Report of the Board of Directors for the three months ended March 31, 2007              2

Management Review of the Financial Position and Results of Operations of the Bank      16

Certifications of the General Manager and the Comptroller                              19

Financial Statements as at March 31, 2007                                              22

--------------------------------------------------------------------------------
This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.
--------------------------------------------------------------------------------

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS AS OF MARCH 31, 2007

At the meeting of the Board of Directors that was held on May 30, 2007, it was resolved to approve the Bank's unaudited financial statements as of March 31,
2007. The financial statements are presented in accordance with the directives of the Supervisor of Banks and the data is stated in reported amounts.

ECONOMIC DEVELOPMENTS

The economic data published in respect of the first quarter of 2007 indicate a continuing upward trend in economic activity in the market. Foreign trade data indicate that the export of goods, excluding diamonds, increased by 15% when compared to the same period last year. The data indicate a steep increase in exports to Europe as opposed to a more moderate increase in exports to the U.S.
These trends are supported by a slowdown in the growth of the U.S. economy accompanied by a continuing weakening of the U.S. currency against the European currency.

The "last published" Israeli Consumer Price Index decreased in the first quarter of 2007 by 0.4% compared with an increase of 0.1% in the same quarter of 2006.
The exchange rate of the dollar declined in the first quarter of 2007 by 1.7%
compared with 1.3% in the same quarter of 2006. Subsequent to the balance sheet date, the exchange rate of the dollar continued its steep decrease, reaching a rate of NIS 4.032 per dollar proximate to the date of the release of the financial statements (versus a rate of NIS 4.155 per dollar on March 31, 2007).

In the monetary sphere, the process of the decline in the Bank of Israel interest rate continued. This process started in the last quarter of 2006. As of
March 31, 2007, the Bank of Israel interest rate was 4.0%, compared with 4.5% at
December 31, 2006, and 5.5% at the end of the third quarter of 2006. The decline of the interest rate continued even after March 31, 2007 and proximate to the release of the financial statements, the Bank of Israel interest rate stood at an annual rate of 3.75%.

PRESENTED BELOW IS DATA REGARDING THE EFFECT OF THE INCREASE IN THE "LAST
PUBLISHED" CPI AND THE RATES OF DEVALUATION (APPRECIATION) OF THE SHEKEL IN
RELATION TO PRINCIPAL CURRENCIES:

                                                      THREE MONTHS      THREE MONTHS
                                                          ENDED             ENDED           YEAR ENDED
                                                        MARCH 31,         MARCH 31,         DECEMBER 31,
                                                          2007              2006               2006
                                                          ----               ---               ----
                                                            %                 %                  %
                                                          ----               ---               ----

Increase (decrease) in "last published" CPI               (0.4)              0.1               (0.3)
Rate of devaluation (appreciation) of the
 shekel in relation to the dollar                         (1.7)              1.3               (8.2)
Rate of devaluation (appreciation) of the
 shekel in relation to the euro                           (0.5)              4.0                2.2
Rate of devaluation (appreciation) of the
 shekel in relation to the yen                            (0.9)              1.3               (9.4)

FORWARD LOOKING INFORMATION

Part of the information included in this report, which does not relate to historical facts, constitutes forward looking information as defined in the
Securities Law - 1968.

The actual results of the Bank and future developments in its affairs may be significantly different than those included or described in the forward looking information, due to a large number of factors including, inter alia, future decisions regarding the affairs of the Bank by the Government of Israel or the
Bank of Israel, additional restrictions imposed in the future on the business of the Bank, changes in the condition of the Bank's customers or in the condition of the collaterals for their debts, and changes in the business environment in which the Bank and its customers operate.

Forward looking information is characterized by words such as "intention",
"likely", "might", "evaluation", "can be assumed", and so forth. These forward looking terms involve risks and uncertainty since they are based on evaluations of management regarding future events that may not occur or may occur differently than expected.

The information presented below is based, inter alia, on the evaluations of management of the Bank regarding various matters discussed in the directors'
report.

The Bank does not undertake to publish an update to the forward looking information included in this report, including in respect of the effect on this information of circumstances or events that occur after the date of publishing the report.

PRINCIPAL DEVELOPMENTS AT THE BANK IN RECENT YEARS

Due to increased withdrawals of deposits during the third quarter of 2002, the
Bank experienced severe liquidity problems, following which the Bank was granted a special line of credit by the Bank of Israel. The Bank stopped providing credit and its business focuses on collecting credit as described below in more detail.

On February 27, 2003, after the Bank did not succeed in selling its asset and liability portfolio in a short-term, "all or nothing" sale, the Bank's Board of
Directors resolved to adopt the principles of the "Run-Off" plan that was prepared by a staff of outside consultants. The central aspect of the plan is a supervised sale of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and activities. On July 29, 2003, the Ministerial
Committee for Social and Economic Affairs (the Social Economic Cabinet) approved the adoption of the aforementioned plan for the period that was to have ended, in accordance with the decision, on July 29, 2006.

On July 26, 2005 the Bank's Board of Directors approved the extension of the
"Run-Off" plan until July 31, 2008, and its continued implementation on the basis of the plan that was presented before it. Furthermore, the Bank's Board of
Directors decided that due to the reduction in the Bank's activity pursuant to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

On October 10, 2005, the Ministerial Committee for Social and Economic Affairs
(the Social Economic Cabinet) approved the extension of the Bank's "Run-Off"
plan until July 31, 2008. The main principles of the Committee's decision from
October 10, 2005 are presented in Note 1 of the condensed financial statements.

In his letter from October 30, 2005, the Governor of the Bank of Israel advised of the extension of the special line of credit that had been provided to the
Bank, until July 31, 2008. The main provisions of the special line of credit are described hereunder.

In his letter dated January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

     >>   The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from shareholders.

     >>   The Bank's banking license will be revoked as from August 1, 2008.

In its letter dated May 1, 2007, the Bank of Israel announced that if the blueprint described below for the sale and/or transfer of the shares of the Bank is carried out prior to August 1, 2008, the license of the Bank will be cancelled as of the date the blueprint is carried out.

The Bank is presently in the process of implementing the "Run-Off" plan as described in more detail below.

On April 22, 2007, the Bank issued an immediate report to the Israel Securities
Authority and to the Tel Aviv Stock Exchange whereby it gave notice that the
Finance Ministry and the Government Companies Authority have been assessing a possible blueprint for the sale and/or transfer of all of the issued share capital of the Bank to a third party purchaser, as follows: (a) the sale and/or transfer of all of the holdings of the State of Israel and of the three large banking groups in the shares of the Bank to the designated purchaser; (b) the purchase by the designated purchaser of the shares of the Bank held by the public and traded on the Tel Aviv Stock Exchange, as part of the arrangement plan pursuant to article 350 of the Companies Law - 1999 which requires obtaining the consent of the court and a special majority of the public shareholders of the Bank; (c) the redemption by the Bank of the class D and DD preference shares held by the public, together with payment of the preferred dividends in arrears in respect thereof (as required by the terms of issuance in the event of a redemption). The immediate filing further noted that as part of the assessment of the blueprint, the Government Companies Authority has been weighing, after making the necessary clarifications with the relevant parties, the issuance of a request for information (hereinafter - "RFI"), as part of which parties interested in purchasing the shares of the Bank will be invited to give notice of such interest in carrying out the purchase in accordance with the proposed blueprint.

The filing made it clear that, at this stage, it is not possible to know if the blueprint under scrutiny will be adopted and actually implemented and this question will be affected by, among other things, the response and replies received from the RFI and the willingness of the three banking groups to transfer their holdings. In addition, the sale of the holdings of the State of
Israel is subject to the passing of a privatization resolution by the
Ministerial Committee on Privatization, a resolution which has not yet been passed.

THE RUN-OFF PLAN AND ITS IMPLEMENTATION

The principal components of the "Run-Off" plan that was approved by the Bank's
Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of
Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

In accordance with the "Run-Off" plan and the efficiency plan implemented by the
Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit. Management of the Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result, there has been a significant increase in recent years in the Bank's collection costs and legal expenses.

In the first quarter of 2007, the Bank continued implementing the "Run-Off"
plan, while reducing credit to the public. The balance of credit to the public
(not including loans with State guarantees to the Israel Electric Corporation
Ltd.), which as at December 31, 2006 amounted to NIS 848 million, decreased to the amount of NIS 789 million as at March 31, 2007. The Bank refrains from accepting new deposits and, in accordance with the directives of the Bank of
Israel, it ceased renewing existing deposits that reach maturity, subject to certain exceptions. The balance of the public's deposits with the Bank amounted to NIS 66 million as at March 31, 2007 (NIS 67 million as at December 31, 2006).
About half of the balance of the deposits are deposits related to credit.

As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a trading room, maintenance of current accounts and securities accounts, maintenance of checking accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and a significant reduction in its operating expenses.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed when the bank ceases its business operations as a banking institution.

THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

The terms of the special line of credit that was provided to the Bank by the
Bank of Israel were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the credit line are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

o    The credit line will be in effect until no later than July 31, 2008.

o    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

o    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

o    The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

o    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

o    Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

In the abovementioned letter of the Governor of the Bank of Israel dated October
30, 2005 it was noted that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the
Bank's operations in addition to those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

The decision of the Ministerial Committee for Social and Economic Affairs from
October 10, 2005 provides as follows:

1)   The Government is responsible for the repayment of the credit line as from
     July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

2)   If at the end of the plan there remains an unpaid balance of the line of credit, the Government will repay the balance to the Bank of Israel until
     July 31, 2008. The Government has noted before it that in exchange for its repayment of the credit balance, the collateral that was provided by the
     Bank for repayment of the credit will be assigned in its favor (the Bank created a floating lien in favor of the Bank of Israel in a debenture dated
     November 14, 2002, which was amended on December 29, 2005).

The utilized balance of the special line of credit from the Bank of Israel (not including interest accrued but not yet charged) as at March 31, 2007 was NIS 689 million, compared with NIS 751 million as at December 31, 2006. The utilized balance as at March 31, 2007 is NIS 161 million lower than the credit line amount that was set for that date for the Bank in the updated credit line decline forecast and NIS 1,511 million lower than the original amount of the credit line.

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate" which were charged by the Bank of Israel from August 2002 until July 29, 2003 (the date the
Ministerial Committee for Social and Economic Affairs first approved the Bank's
"Run-Off" plan), in the total amount of NIS 78 million (as calculated by the
Bank). On May 1, 2007, the Bank issued an immediate report to the Israel
Securities Authority and to the Tel Aviv Stock Exchange in which it gave notice that as part of the contacts it recently had with the Bank of Israel, it was made clear that the issue of the recouping of the surplus interest to the Bank will be assessed upon the complete repayment of the special credit line.

CAPITAL ADEQUACY

On March 31, 2007, the Bank's ratio of capital to risk assets was 2.58%, compared with the 9% minimum rate stipulated in Proper Banking Procedures and compared with a ratio of 1.34% as at December 31, 2006.

Due to the sharp decline in the "first tier capital" of the Bank, and in view of the limitation by which the "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in calculating the minimum capital ratio, almost all the "second tier capital" of the Bank remains unutilized in the calculation of the aforementioned ratio (thus, as at March 31,
2007, "second tier capital" in the total amount of NIS 501 million remains unutilized).

Please note that as at March 31, 2007, further to implementation of Israeli
Accounting Standard No. 22, FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION
(that was implemented for the first time in the first quarter of 2006), the
Bank's shareholders' equity amounted to NIS 27 million, while the preferred shares, which are not included in shareholders' equity and in first-tier capital, amounted to NIS 482 million. The aforementioned capital of the preference shares, with the required adjustments, and with the addition of the general allowance for doubtful debts, constitutes the "second-tier capital" of the Bank, which as aforementioned is almost entirely unutilized for purposes of the ratio of capital to risk assets. For information regarding the accounting change in the classification of preference profit-sharing shares as a result of
Accounting Standard No. 22, see Note 1D of the financial statements as at
December 31, 2006.

In the opinion of the Bank's Board of Directors, in the Bank's present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

EXEMPTION FROM THE SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A
DEVIATION FROM CERTAIN DEBT LIMITS

As stated in more detail in Note 3 of the financial statements, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of sector concentration indebtedness.

It is noted that if the Supervisor of Banks had not granted the exemption, the
Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which would have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

BUSINESS SEGMENTS

In light of the circumstances under which the Bank operates, the Supervisor of
Banks has exempted the Bank from the requirement to report according to business segments as provided in the temporary order regarding description of a banking entity's business and forward looking information in the directors' report.
Accordingly, the directors' report and the financial statements do not include a description of business segments and information according to business segments.

DIVIDEND DISTRIBUTION - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The Bank has not distributed any dividends since the third quarter of 2002, in which the Bank distributed to the holders of the preference shares and of the ordinary preferred shares the quarterly dividend for the second quarter of 2002.

The issued share capital of the Bank includes preference shares of classes C,
CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend on those classes and once a year, a participating dividend of
1.5% in respect of classes C, CC, and CC1. The last dividend paid by the Bank in respect thereof was a preference dividend that was related to the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of
Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for
C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 172.5 million as at March 31, 2007. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Israeli
Treasury, which was also not recorded in the financial statements.

The accrued amount of NIS 172.5 million is comprised as follows: NIS 106.2 million is in respect of non-participating shares (D and DD) and NIS 66.3 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 8.3 million is in respect of the first quarter of 2007 and is comprised as follows: NIS 5.6 million is in respect of non-participating D and
DD shares and NIS 2.7 million is in respect of participating C, CC and CC1 shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9,
2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March 23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. In connection with this, the parties filed written motions. The motions were completed during the course of
January 2007 but the court has still not rendered its decision. The basic position of the Bank's Board of Directors is that if it is decided that the interest does not accrue on the perpetual deposits, the Board of Directors will reconsider its position regarding renewal of the dividend distribution, subject to the legal and regulatory restrictions applicable to the Bank in this respect, including the need to receive approvals and to amend the Bank's articles.

See also Notes 5 of the condensed financial statements for details on the cessation of the dividend distribution, the legal and regulatory restrictions applicable to the Bank with respect to a dividend distribution and the matter of the accrued interest on the perpetual deposits with the Treasury. See also Note
8 of the condensed financial statements regarding the aforementioned originating motions.

EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26,
2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel II Treaty on the entire banking system in
Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the establishment and building of various infrastructures and systems.

In his letter dated November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel II Treaty, this in light of the circumstances under which the Bank operates, including the Government decision regarding implementation of the
Run-Off plan.

MITIGATIONS IN THE IMPLEMENTATION OF PROPER BANKING PROCEDURES WITH RESPECT TO
CREDIT MANAGEMENT

In his letter of May 1, 2005, the Supervisor of Banks confirmed that in light of the changes in the Bank's activity and its focusing on the collection of credit, the Bank is exempt from implementing certain proper banking procedures with respect to credit management as follows: Section 9(a) of Directive 301 regarding the establishment of a credit policy by the Board of Directors, Section 3(b) of
Annex A of Directive 316 regarding the credit rating of borrowers and Directive
323 regarding the financing of purchases of means of control in companies.

ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act, which are applicable to the Bank.

CHANGE IN THE PRESERVATION RULES OF THE TEL AVIV STOCK EXCHANGE

On May 1, 2007, certain changes went into effect in the preservation rules of the Tel Aviv Stock Exchange and in the directives applicable to the manner in which they are implemented. As part of these changes, the minimum amount of the value of the holdings of the public in the securities that are traded on the exchange was increased from NIS 2.4 million to NIS 5 million. In the event that the value falls below this amount, the shares of a company are removed from the regular list and moved to the preservation list. The measurement of the value is based on the average price of the shares during the second and fourth quarters of the year. The value of the holdings of the public in ordinary preference shares which are one of the five types of securities of the Bank that are traded at present on the stock exchange, amounted to NIS 6.6 million proximate to the date of release of the financial statements. As part of the aforementioned changes, it was also stipulated that a security will be returned from the preservation list to the regular list within 12 months of the date on which it ceased trading on the regular list, if the value of the public's holdings therein amounts to at least NIS 7 million (as opposed to the threshold of NIS
3.5 million that was in effect until May 1, 2007). It was further stipulated that the return to the regular list within the following 12 months is contingent upon additional conditions in addition to the aforementioned threshold and that if it does not return to the regular list within 24 months, it will be delisted.

A NEW LIST FOR SHARES WITH LOW TRADING VOLUME

On August 12, 2007, the Tel Aviv Stock Exchange will commence trading in a new format - a list that will contain shares with low trading volume. The shares to be included in this list will be traded only twice a day, at the beginning of the trading day and at its close. The trading will be carried out using the multi-sided tender method and will not involve continuous trading. Shares will be included in this list if, in the six months that preceded the "effective date", the median daily turnover of the shares was lower than NIS 2,000 and the average daily trading turnover was less than NIS 20,000. The "effective date"
for entrance into the new list will be June 15, 2007. The list of companies that are candidates for transfer to the new list will be publicized by the Tel Aviv
Stock Exchange by July 6, 2007. The effective dates for updating the list on a regular basis will be June 15, and December 15 of every year. In view of the trading volumes of the shares of the Bank on the Tel Aviv Stock Exchange over the past few months (ordinary preference shares and participating preference shares C, CC, and CC1), there is a possibility that these shares will be included in the list of shares with low trading volume.

LEGAL CLAIMS AND OTHER CONTINGENCIES

Note 8 of the condensed financial statements presents information regarding the significant legal claims filed against the Bank. When evaluating the risks included in the claims submitted against the Bank, management of the Bank relies on the opinions of the external legal advisors that represent the Bank in these claims. These opinions are rendered by them on the basis of their discretion and on the basis of the facts and legal status known to them, and the data is more than once subject to contradictory interpretation and arguments. Accordingly, the actual results of the claims may differ from the evaluations of the external legal advisors and from the provisions made, based upon them.

DEVELOPMENT OF INCOME AND EXPENSES

NET INCOME - The Bank's net income amounted to NIS 4.9 million in the first quarter of the year, compared with a net loss of NIS 10.7 million in the same quarter last year and with a net loss of NIS 17.1 million in the entire year of
2006. The net income of the first quarter of 2007 was affected by the increase in interest revenue collected in respect of problematic debts and from gains on the investment in shares as described below.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS - In
the first quarter of 2007, this profit amounted to NIS 8.7 million, compared with NIS 4.6 million in the same period of 2006.

The increase in profit from financing operations resulted mainly from the following:

-    The increase in revenues from interest collected on problematic debts which amounted to NIS 6.5 million compared with NIS 0.8 million in the first quarter last year.

-    The impact of the decrease in the interest rate in the local economy and the decrease in the exchange rate of the dollar on the volume of the non-accrual of income in respect of non-interest bearing debt. The average interest rate in the first quarter of 2007 was lower than in the first quarter of 2006. The exchange rate of the dollar declined by 1.7%, compared with an increase of 1.3% in the first quarter of 2006. As a result, the negative impact of the non-accrual of revenues in respect of non-revenue generating debt was smaller than in the same quarter last year.

On the other hand, this increase was offset by the decrease in the volume of the
Bank's financing activity, as part of the policy implemented by the Bank in the past few years. For details regarding this decrease in volume, see the analysis below on financing activity by linkage segment.

An analysis of the Bank's financing operations in the various linkage segments indicates as follows:

UNLINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 249 million in the first quarter of 2007, compared with NIS 442 million in the same period last year, a decrease of 44%. The margin in this segment, including the effect of derivatives, was 1.09% in the first quarter of 2007, compared with 0.89% in the same period last year.

It should be noted that most of the non-income bearing debt is included in this segment and the margin is affected by this fact. The improvement in the margin in this segment derived mainly from the impact of the decline in the interest rate on the non-accrual of revenue in respect of non-interest bearing debt as mentioned above.

CPI-LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 502 million in the first quarter of 2007, compared with NIS 631 million in the same quarter last year, a decrease of 20%. The margin in this segment, including the effect of derivatives, was 2.65% in the first quarter of
2007, compared with 2.20% in the same period last year.

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - The average volume of assets in this segment amounted to NIS 5,887 million in the first quarter of
2007 compared with NIS 6,801 million in the first quarter of 2006. Credit in this segment includes credit guaranteed by the State that was granted to the
Israel Electric Corporation Ltd. out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. The average balance of this credit in the first quarter of 2007 amounted to NIS 5,692 million compared with NIS 6,491 million in the first quarter of 2006. Excluding the said credit, the average balance of assets in this segment amounts to NIS 195 million, compared with NIS 310 million in the first quarter of 2006, a decrease of 37%. The margin in this segment, including the effect of derivatives, was 0.05% in the first quarter of 2007, identical to the margin in the same period last year. The low margin rate in this segment is the result of the volume of State guaranteed credit, as stated above.

The total average financial assets in all linkage segments (excluding the aforementioned credit guaranteed by the State of Israel out of the deposit of the State) in the first quarter of 2007 amounted to NIS 946 million, compared with NIS 1,383 million in the first quarter of 2006, a decrease of 32% in the average of the financial assets.

The data presented above indicate that the Bank succeeded in maintaining a positive margin in all linkage segments, notwithstanding the high degree of credit that was classified as non-income bearing credit.

Comparative data on the development of the overall credit risk in respect of problematic borrowers (1) is as follows (in NIS millions):

                                                                      BALANCE      BALANCE      BALANCE
                                                                       AS AT        AS AT        AS AT
                                                                       -----        -----        -----
                                                                      MARCH 31,    MARCH 31,   DECEMBER 31,
                                                                        2007         2006         2006
                                                                       -----        -----        -----

Non-income bearing                                                     107.2        239.8        171.2
Restructured (2)                                                        82.1         87.3         74.1
Designated for restructuring (3)                                        20.4         10.6         26.9
Temporarily in arrears                                                  11.8         43.7         14.5
Under special supervision*                                             182.2        247.5        208.5
                                                                       -----        -----        -----

Total balance sheet credit to problematic borrowers (1)                403.7        628.9        495.2

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                                   84.7         98.8         88.0
                                                                       -----        -----        -----

Overall credit risk in respect of problematic borrowers (1) (4)        488.4        727.7        583.2
                                                                       =====        =====        =====

**   Including an amount of NIS 158.7 million in respect of debts for which a specific allowance exists (March 31, 2006 - 79.0 million; December 31, 2006
     - NIS 183.1 million).

1)   Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2)   Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3)   Credit to borrowers in respect of which there is an as yet unimplemented
     Management decision to restructure their debt.

4)   As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented above indicates a significant decrease in the volume of debts classified as non-income bearing. Nevertheless, the weight of the problematic debts of the total debt continues to be relatively high in relation to the
Bank's total; credit. The high volume of non-income bearing debt will have a negative impact on the results of operations of the Bank in the future, since the interest income in respect of those debts will not be carried to financing income as long as the debt is still classified as non-income bearing.

A significant portion of the volume of the off-balance sheet credit risk in respect of problematic borrowers derives from the indemnification issued by the
Bank in favor of the receivers that were appointed to realize the assets of the companies undergoing legal proceedings. The writs of indemnification are in respect of receipts that were credited to the borrowers' accounts with the Bank out of the proceeds from the realization of the assets.

THE ALLOWANCE FOR DOUBTFUL DEBTS - Amounted to NIS 1.0 million in the first quarter of 2007, compared with NIS 11.2 million in the same quarter of 2006. The specific allowance for doubtful debts in the first quarter of 2007 amounted to
NIS 3.6 million, compared with NIS 13.9 million in the same quarter of 2006. The supplementary allowance for doubtful debts reflected a decrease of NIS 2.6 million, mainly a result of the decrease in the volume of problematic debts in general and the decrease in the volume of non-income bearing debts in particular.

                                       10

OPERATING AND OTHER INCOME - This income amounted to NIS 5.3 million in the first quarter of 2007, compared with NIS 3.9 million in the same quarter last year. Most of the increase in income derived from gains from investments in shares which amounted to NIS 4.2 million in the first quarter of 2007, compared with NIS 2.6 million in the same quarter last year. This income includes an amount of NIS 3.6 million received as a dividend on the shares of Bezeq.
Revenues from operating commissions in the first quarter of 2007 amounted to NIS
0.2 million, compared with NIS 0.3 million in the same quarter last year.

OPERATING AND OTHER EXPENSES - Amounted to NIS 8.1 million in the first quarter of 2007, compared with NIS 8.0 million in the same quarter last year. Payroll expenses totaled NIS 4.9 million in the first quarter of 2007, compared with NIS
4.5 million in the same quarter last year. Payroll expenses of the first quarter of 2007 included an amount of NIS 0.7 in respect of payroll VAT. The payroll expenses of the first quarter of 2006 did not include payroll VAT since there was an expected loss for purposes of the profit tax in 2006. When neutralizing the payroll VAT, the data indicate a decline of NIS 0.3 million in payroll expenses.

Maintenance and depreciation expenses for the first quarter of 2007 amounted to
NIS 0.7 million, compared with NIS 0.6 million in the same quarter last year.

Other operating expenses amounted to NIS 2.5 million in the first quarter of
2007, compared with NIS 2.9 million in the same quarter last year. There was a significant decrease in most of the components of this item as part of the efficiency plan that was implemented by the Bank in connection with the Run-off
Plan.

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - As at March 31, 2007 amounted to NIS 7,280 million, compared with
NIS 7,516 million as at December 31, 2006.

SHAREHOLDERS' EQUITY OF THE BANK INCLUDING PREFERENCE SHARES - Amounted to NIS
510 million as at March 31, 2007, compared with NIS 511 as at December 31, 2006.

From an accounting standpoint, the preference shares issued by the Bank are classified as a liability and are not included in the shareholders' equity of the Bank. The total amount of liabilities in respect of the Bank's preference shares amounted to NIS 482 million (compared with NIS 491 million as at December
31, 2006). Of this amount, an amount of NIS 184 million is in respect of profit-participating preference shares (compared with NIS 187 million as at
December 31, 2006). Until 2005, the profit-participating preference shares were classified as part of the shareholders' equity of the Bank. As a result of the implementation of Israeli Accounting Standard No. 22, they were reclassified, commencing January 1, 2006, as a liability in respect of profit-participating preference shares (for details regarding this change, see Note 1D of the financial statements of the Bank as at December 31, 2006).

This accounting change has no impact on the surplus of assets distributable to shareholders upon liquidation, on the preference order for its distribution and on the related rights of each class of shares. For details of these rights, see
Notes 14, 15, and 16 of the financial statements of the Bank as at December 31,
2006.

TOTAL CREDIT TO THE PUBLIC - As at March 31, 2007 amounted to NIS 6,314 million compared with NIS 6,519 million as at December 31, 2006. The abovementioned credit data include credit guaranteed by the State that was granted to the
Israel Electric Corporation Ltd. out of a deposit of the State with the Bank, the balance of which amounted to NIS 5,525 million as at March 31, 2007, compared with NIS 5,671 million as at December 31, 2006. The decrease in the said credit was also influenced by the decrease in the exchange rate of the dollar. Net of such credit, the credit to the public amounts to NIS 789 million as at March 31, 2007, compared with NIS 848 million as at December 31, 2006.
This decrease is in accordance with the Bank's policy of reducing its credit portfolio and is a continuation of the decrease in credit that commenced in
2002.

                                       11

SECURITIES - The balance of securities as at March 31, 2007 amounts to NIS 48 million, compared with NIS 50 million as at December 31, 2006. The securities portfolio includes an investment of NIS 17 million in mezzanine funds. In addition, the securities portfolio includes marketable shares in the amount of
NIS 31 million (according to their market value as at March 31, 2007). The market value of the shares includes unrealized gains in the amount of NIS 6.6 million which were credited to a capital reserve, as part of the adjustments in respect of the presentation of available for sale securities to fair value.

DEPOSITS OF THE PUBLIC - Amounted to NIS 66 million as at March 31, 2007, compared with NIS 67 million as at December 31, 2006. These deposits are comprised of unlinked deposits in the amount of NIS 34 million, compared with
NIS 31 million as at December 31, 2006, CPI-linked deposits in the amount of NIS
30 million, compared with NIS 33 million as at December 31, 2006, and foreign currency denominated or linked deposits in the amount of NIS 2 million, compared with NIS 3 million as at December 31, 2006.

The Bank refrains from accepting new deposits and, in accordance with the instructions of the Bank of Israel, it ceased renewing deposits that have reached maturity, subject to certain exceptions. Please note that about half of the balance of deposits as at March 31, 2007 and at December 31, 2006 are deposits related to credit.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits as at March 31,
2007 amounted to NIS 5,920 million, compared with NIS 6,087 million as at
December 31, 2006. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS
5,632 million as at March 31, 2007, compared with NIS 5,781 million as at
December 31, 2006. The decrease in the foreign currency Government deposits is also influenced by the decrease in the exchange rate of the dollar.

Another component of these deposits is the CPI-linked deposits that were received as part of the arrangement of the Kibbutzim. These deposits served as a source for rescheduling the debts of the Kibbutzim. The balance of the
Government's CPI-linked deposits as at March 31, 2007 amounted to NIS 288 million, compared with NIS 306 million as at December 31, 2006.

DEPOSITS FROM BANKS - The balance of these deposits as at March 31, 2007 amounted to NIS 703 million, compared with NIS 768 million as at December 31,
2006. Of this amount, an amount of NIS 696 million derived from the special line of credit, which the Bank of Israel granted to the Bank (of this amount, an amount of NIS 689 million is the balance of the credit line principal and an amount of NIS 7 million is the accrued interest which has not yet been debited), compared with NIS 761 million as at December 31, 2006. For information regarding the interest that the Bank was charged by the Bank of Israel in excess of the
"Bank of Israel Rate", see Note 1 to the condensed financial statements, in the part relating to the credit line of the Bank of Israel.

The aforementioned item included, in addition to the credit line of the Bank of
Israel, a deposit of NIS 7 million, This is a long-term deposit of a bank abroad that was deposited in the Bank in 1997. The proceeds of this deposit were deposited by the Bank with the Treasury, with the redemption dates being identical to those of the aforementioned deposit.

ASSET AND LIABILITY MANAGEMENT POLICY AND RISK MANAGEMENT

The activity of the Bank as a financial broker involves the assumption of financial risks. The major financial risks are market risks and liquidity risks.
These risks are accompanied by operational and legal risks.

The asset and liability management policy is geared at present to maintain linkage base risks and interest risks within the range of exposure set out by the Board of Directors. Implementation of this policy is discussed by a committee which usually meets once a week and the meetings of which are attended by the CEO and other members of management. In accordance with the approval granted by the Supervisor of Banks on November 26, 2003, this management committee serves as the risk manager of the Bank.

The Board of Directors has set out a number of restrictions in carrying out asset and liability management policy and financial risk management. In addition, the Board of Directors also set out means and dates for reporting and control in connection with compliance with the stipulated restrictions. Once a quarter, a report on the management of the financial risks is presented to the plenary of the Board of Directors which deliberates on the report, relating to the exposure limits that were set, and updates them in accordance with the resolutions that are passed.

                                       12

We present below details of the major risks, the restrictions stipulated and the manner and dates of reports on the level of risk and compliance with the restrictions:

BASE RISK - The exposure to base risk is measured as the difference between the assets and liabilities (including the impact of future transactions) in each of the linkage bases.

The Bank, as with the entire banking system, operated in three major segments of activity: the Index-linked segment, the foreign currency and foreign currency-linked segment, and the unlinked shekel segment. The base risk refers to the exposure to changes in inflation and changes in the exchange rates of the various currencies.

In respect of each of the linkage segments listed above, the Bank sets out frameworks of maximum permissible surpluses and deficits. These restrictions are set taking into consideration the composition of the Bank's capital and the current activity of the Bank.

The report on the base risk is included in the report on the activities of the
Bank present to the plenum of the Board of Directors. In addition, the report is included as part of the deliberations of the management committee which, as mentioned above, meets once a week.

The following table presents the surplus of assets over liabilities (liabilities over assets) broken down by linkage segment, in NIS millions. The data include off-balance sheet items. The data below are computed after neutralizing liabilities in respect of shares that are not profit-participating and profit-particpating preference shares, since the Bank's asset and liability management policy is to relate to the surplus of assets over liabilities that are unrelated to the share capital of the Bank.

                                                                                  FOREIGN
                                                                                 CURRENCY
                                          UNLINKED            CPI-LINKED        DENOMINATED/      NON-MONETARY
                                       SHEKEL SEGMENT         SEGMENT (*)         LINKED              ITEMS             TOTAL
                                           ------                -----              ----              ----              -----

March 31, 2007                             (438.1)               877.7              21.1              49.0              509.7
March 31, 2006                             (464.4)               901.5              21.4              58.3              516.8
December 31, 2006                          (456.0)               888.9              26.8              50.9              510.6

(*)  Including a perpetual deposit with the Treasury (March 31, 2007 in an amount of NIS 822.2 million, March 31, 2006 - NIS 829.0 million, and
     December 31, 2006 - NIS 825.8 million).

OPERATIONAL RISKS - The Bank takes various steps to reduce the operational risks to which the Bank may be exposed:

-    The Bank appointed an operational risk manager and an operational risk controller.

-    The Bank operates a computerized control system to identify operational risks in the Bank's operating framework.

-    The Bank conducts, through outside professional parties, periodic assessments to assess operational risk - including the risks of fraud and embezzlement to which it is exposed and the adequacy of the preventative and compensatory controls designed to reduce such risks. As part of these assessments, recommendations are also made, when necessary, for improvement and/or expansion of existing controls and/or the institution of new controls.

-    The Bank has a process of management and monitoring of the implementation of the recommendations of the aforementioned risk assessments.

                                       13

DISCLOSURE OF ACCOUNTING POLICY IN RESPECT OF CRITICAL ISSUES

Note 1 of the annual financial statements describes the principal accounting policies according to which the financial statements of the Bank are prepared.
The implementation of these accounting principles by the Board of Directors and
Management when preparing the financial statements often requires the use of various assessments and estimates that affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the
Bank.

Details relating to the accounting policy on critical issues were presented in the report of the Board of Directors for 2006 in the chapter relating to critical accounting policy.

RESPONSIBILITY OF THE MANAGEMENT FOR THE INTERNAL CONTROL OVER FINANCIAL
REPORTING

The financial statements include certifications of the Bank's General Manager and Comptroller regarding the efficiency of the controls and procedures relating to the disclosure in the financial statements and regarding changes in the internal control over financial reporting.

The aforementioned certifications are in accordance with the directives published by the Bank of Israel, which came into effect for the first time in the financial statements for June 30, 2005. The directives published by the Bank of Israel are in accordance with the provisions of Section 302 of the Sarbanes
Oxley Law.

With the assistance of external consultants, the Bank established controls and procedures relating to the disclosure, and it maintains a system of internal control relating to the disclosure among the various managers of the Bank, in such a way as to enable compliance with the requirement of this directive.
Management of the Bank together with the General Manager and Comptroller evaluated, as at the end of the period included in this report, the efficiency of the controls and procedures relating to the Bank's disclosure. On the basis of this evaluation, the Bank's General Manager and Comptroller concluded that as at the end of this period, the controls and procedures relating to the Bank's disclosure are efficient in order to record, process, summarize and report the information the Bank is required to disclose in the annual report in accordance with the reporting to the public directives of the Supervisor of Banks and at the date specified in these directives.

During the course of the quarter ended March 31, 2007, there was no change in the Bank's internal control over financial reporting which has had or is likely to have a significant effect on the Bank's internal control over financial reporting.

SECTION 404 OF THE SARBANES OXLEY ACT

Since the Bank has issued its securities to shareholders in the U.S.A., it is subject to the provisions of the Sarbanes Oxley Act. Pursuant to Section 404 of
the Sarbanes Oxley Act, the management of the reporting entity is required to declare, among other things, its responsibility for fulfilling and maintaining proper internal controls and proper procedures with respect to financial reporting, and to provide its evaluation on the effectiveness of such controls and procedures. The United States Securities and Exchange Commission (SEC)
announced that it is postponing the application of Section 404 with respect to companies that are not defined as an "Accelerated Filer", including a foreign issuer that does not meet this definition, so that they will be required to implement the Section only from the fiscal year ending on or after July 15,
2007. In the opinion of the Bank's legal advisors and on the basis of the Bank's valuation of its shares, the Bank does not meet the aforementioned definition of an "Accelerated Filer". As a result of this, the Bank will be required to implement Section 404 of the Sarbanes Oxley Act only from the financial statements for 2007 that it submits in the U.S.A. On August 9, 2006, the SEC issued a leniency whereby the filing of an external auditor's report on the effectiveness of internal controls pertaining to financial reporting will be required from the fiscal year ended December 15, 2008. The implementation of
Section 404 of the Sarbanes Oxley Act requires appropriate preparations and the investment of significant time and management resources. The Bank has been taking steps for the implementation of Section 404.

In accordance with a directive that was published by the Supervisor of Banks on
December 5, 2005, requirements similar to those included in Section 404 of the
Sarbanes Oxley Act will be imposed on the banks in Israel. In accordance with this directive, the provisions will apply as from the annual financial statements for the year ended December 31, 2008. In accordance with the letter of the Supervisor of Banks dated March 18, 2007, the Bank is entitled not to implement this directive.

                                       14

DISCLOSURE REGARDING THE INTERNAL AUDITOR OF THE BANK

The disclosure regarding the internal auditor of the Bank is as detailed in the report of the Board of Directors for 2006, with no changes occurring therein.

ORGANIZATIONAL STRUCTURE AND MANPOWER

The number of full-time employees employed by the Bank as at March 31, 2007 was
47, compared with 50 on December 31, 2006 and 170 employees on January 1, 2002.

During the first quarter of 2007, there were two plenary sessions of the board of directors and 5 ,meetings of its committees.

DR. RAANAN COHEN                                                 URI GALILI
Chairman of the Board                                            General Manager

Tel-Aviv, May 30, 2007

                                       15

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF INCOME AND EXPENSES (1)
Reported amounts

                                                                                                            THREE MONTHS ENDED MARCH 31,
                                                           ----------------------------------------------------------------------------------------------------------------------------
                                                                                      2007                                                              2006
                                                           ---------------------------------------------------------        -----------------------------------------------------------
                                                                                        RATE OF INCOME   RATE OF INCOME                                   RATE OF INCOME    RATE OF INCOME
                                                                            FINANCING      (EXPENSES)      (EXPENSES)                        FINANCING       (EXPENSES)       (EXPENSES)
                                                            AVERAGE          INCOME      NOT INCLUDING      INCLUDING       AVERAGE            INCOME      NOT INCLUDING       INCLUDING
                                                           BALANCE (2)     (EXPENSES)     DERIVATIVES      DERIVATIVES     BALANCE (2)       (EXPENSES)     DERIVATIVES       DERIVATIVES
                                                           --------         --------        --------        --------        --------          --------        --------         --------
                                                                  NIS MILLIONS                  %               %                  NIS MILLIONS                   %                %
                                                           -------------------------        --------        --------        --------------------------        --------         --------

ISRAELI CURRENCY - UNLINKED
Assets                                                        249.2              3.3            5.40                           441.8               6.0            5.54
Effect of ALM derivatives (3)                                  83.8              1.0                                           160.3               1.9
                                                           --------         --------                                        --------          --------
Total assets                                                  333.0              4.3                            5.27           602.1               7.9                             5.35
Liabilities                                                   757.9             (7.8)          (4.18)          (4.18)        1,048.9             (11.7)          (4.54)           (4.54)
                                                                                            --------        --------                                          --------         --------
Interest margin                                                                                 1.22            1.09                                              1.00             0.81
                                                                                            --------        --------                                          --------         --------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                        502.5              4.5            3.63            3.63           630.9               8.2            5.30             5.30
Liabilities                                                   325.6             (0.7)          (0.86)                          423.5              (3.3)          (3.15)
Effect of ALM derivatives (3)                                  43.9             (0.2)                                           33.1              (0.2)
                                                           --------         --------                                        --------          --------
Total liabilities                                             369.5             (0.9)                          (0.98)          456.6              (3.5)                           (3.10)
                                                                                            --------        --------                                          --------         --------
Interest margin                                                                                 2.77            2.65                                              2.15             2.20
                                                                                            --------        --------                                          --------         --------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      5,887.3              1.7            0.12            0.12         6,800.6             207.8           12.79            12.79
Liabilities                                                 5,813.5             (0.9)          (0.06)                        6,639.1            (203.5)         (12.84)
Effect of ALM derivatives (3)                                  39.9             (0.1)                                          127.2              (2.4)
                                                           --------         --------                                        --------          --------
Total liabilities                                           5,853.4             (1.0)                          (0.07)        6,766.3            (205.9)                          (12.74)
                                                                                            --------        --------                                          --------         --------
Interest margin                                                                                 0.06            0.05                                             (0.05)            0.05
                                                                                            --------        --------                                          --------         --------

TOTAL
Income-generating monetary assets                           6,639.0             9.50            0.57                         7,873.3             222.0           11.76
Effect of ALM derivatives (3)                                  83.8              1.0                                           160.3               1.9
                                                           --------         --------                                        --------          --------

Total income-generating monetary assets                     6,722.8             10.5                            0.63         8,033.6             223.9                            11.62
Monetary liabilities generating financing expenses          6,897.0             (9.4)          (0.55)                        8,111.5            (218.5)         (11.22)
Effect of ALM derivatives (3)                                  83.8             (0.3)                                          160.3              (2.6)
                                                           --------         --------                                        --------          --------
Total liabilities generating financing expenses             6,980.8             (9.7)                          (0.56)        8,271.8            (221.1)                          (11.13)
                                                                                            --------        --------                                          --------         --------
Interest margin                                                                                 0.02            0.07                                              0.54             0.49
                                                                                            --------        --------                                          --------         --------

See page 18 for footnotes relating to rates of income and expenses

                                       16

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
Reported amounts

                                                                                                            THREE MONTHS ENDED MARCH 31,
                                                           ----------------------------------------------------------------------------------------------------------------------------
                                                                                      2007                                                              2006
                                                           ---------------------------------------------------------        -----------------------------------------------------------
                                                                                        RATE OF INCOME   RATE OF INCOME                                   RATE OF INCOME    RATE OF INCOME
                                                                            FINANCING      (EXPENSES)      (EXPENSES)                        FINANCING       (EXPENSES)       (EXPENSES)
                                                            AVERAGE          INCOME      NOT INCLUDING      INCLUDING       AVERAGE            INCOME      NOT INCLUDING       INCLUDING
                                                           BALANCE (2)     (EXPENSES)     DERIVATIVES      DERIVATIVES     BALANCE (2)       (EXPENSES)     DERIVATIVES       DERIVATIVES
                                                           --------         --------        --------        --------        --------          --------        --------         --------
                                                                  NIS MILLIONS                  %               %                  NIS MILLIONS                   %                %
                                                           -------------------------        --------        --------        --------------------------        --------         --------

Financing commissions and other financing income                                10.6                                                               4.9
Other financing expenses                                                        (2.7)                                                             (3.1)
                                                                            --------                                                          --------
Profit from financing operations before allowance for
 doubtful debts                                                                  8.7                                                               4.6
Allowance for doubtful debts (including general
 and supplementary  allowances)                                                 (1.0)                                                            (11.2)
                                                                            --------                                                          --------

Profit (loss) from financing operations after
 allowance for doubtful debts                                                    7.7                                                              (6.6)
Other monetary assets                                         859.3                                                            863.1
General and supplementary allowances for
 doubtful debts                                               (51.7)                                                           (57.6)

Non-monetary assets                                            50.1                                                             62.9
                                                           --------                                                         --------
Total assets                                                7,496.7                                                          8,741.7
                                                           ========                                                         ========

Other monetary liabilities                                     89.7                                                            107.1
Non-monetary liabilities                                        1.6                                                              1.9
Capital resources                                             508.4                                                            521.2
                                                           --------                                                         --------

Total liabilities and capital resources                     7,496.7                                                          8,741.7
                                                           ========                                                         ========

See page 18 for footnotes relating to rates of income and expenses

                                       17

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                                                            THREE MONTHS ENDED MARCH 31,
                                                           ----------------------------------------------------------------------------------------------------------------------------
                                                                                      2007                                                              2006
                                                           ---------------------------------------------------------        -----------------------------------------------------------
                                                                                        RATE OF INCOME   RATE OF INCOME                                   RATE OF INCOME    RATE OF INCOME
                                                                            FINANCING      (EXPENSES)      (EXPENSES)                        FINANCING       (EXPENSES)       (EXPENSES)
                                                            AVERAGE          INCOME      NOT INCLUDING      INCLUDING       AVERAGE            INCOME      NOT INCLUDING       INCLUDING
                                                           BALANCE (2)     (EXPENSES)     DERIVATIVES      DERIVATIVES     BALANCE (2)       (EXPENSES)     DERIVATIVES       DERIVATIVES
                                                           --------         --------        --------        --------        --------          --------        --------         --------
                                                                  $ MILLIONS                    %               %                  $ MILLIONS                     %                %
                                                           -------------------------        --------        --------        --------------------------        --------         --------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                      1,391.1             25.0            7.38            7.38         1,460.7              25.6            7.20             7.20
Liabilities                                                 1,373.7            (23.3)          (6.96)                        1,426.0             (24.9)          (7.17)
Effect of ALM derivatives (3)                                   9.4             (0.1)                                           27.3              (0.5)
                                                           --------         --------                                        --------          --------
Total liabilities                                           1,383.1            (23.4)                          (6.94)        1,453.3             (25.4)                           (7.18)
                                                                                            --------        --------                                          --------         --------
Interest margin                                                                                 0.42            0.44                                              0.03             0.02
                                                                                            --------        --------                                          --------         --------

FOOTNOTES:

(1)  The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effect of derivative instruments).

(2)  Based on monthly opening balances except for the unlinked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(3)  Derivatives (ALM) which comprise part of the Bank's asset and liability management.

(4)  Including Israeli currency linked to foreign currency.

                                       18

CERTIFICATION

I, Uri Galili, hereby certify as follows:

1.   I have reviewed the quarterly report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the quarter ended March 31, 2007
     (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, and the changes in the shareholders' equity as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the first quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

-------------------------------------------
U. Galili - General Manager

May 30, 2007

                                       19

CERTIFICATION

I, Rimon Shmaya, hereby certify as follows:

1.   I have reviewed the quarterly report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the quarter ended March 31, 2007
     (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, and the changes in the shareholders' equity as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the first quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

-------------------------------------------
Rimon Shmaya - Comptroller

May 30, 2007

                                       20

                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 MARCH 31, 2007

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS AT MARCH 31, 2007
--------------------------------------------------------------------------------

CONTENTS

                                                         PAGE

Auditors' Review Report                                   23

Balance Sheets                                            25

Statements of Income                                      26

Statement of Shareholders' Equity                         27

Notes to the Financial Statements                         29

                                       22

--------------------------------------------------------------------------------
                                            |KESSELMAN & KESSELMAN
                                            |Certified Public Accountants (Isr.)
                                            |Trade Tower, 25 Hamered Street
                                            |Tel Aviv 68125 Israel
                                            |P.O Box 452 Tel Aviv 61003
                                            |Telephone +972-3-7954555
                                            |Facsimile +972-3-7954556

The Board of Directors
The Industrial Development Bank of Israel Limited
TEL AVIV

Dear Sirs/Ladies,

RE:  REVIEW OF THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE
     THREE-MONTH PERIOD ENDED MARCH 31, 2007

At your request, we reviewed the condensed interim balance sheet of The
Industrial Development Bank of Israel Limited as at March 31, 2007 and the
condensed interim statement of income and the condensed interim statement of shareholders' equity for the three-month period then ended. Our review was conducted in accordance with procedures prescribed by the Institute of Certified
Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the shareholders' meetings and of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters at the Bank.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed interim financial statements.

Based on our review, we are not aware of any material modifications that would have to be made to the condensed interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles, and in accordance with the directives and guidelines of the
Supervisor of Banks.

                                       23

We would call attention to the following:

A.   Note 1 of the condensed interim financial statements regarding the severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits, the interest-bearing special line of credit that was provided to the Bank by the Bank of Israel, the decision of the Bank's Board of Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets and to extend the plan until July 31, 2008, the agreement of the Bank's Board of Directors to restrict the license of the Bank and to limit its duration until the end of the "Run-Off " plan, the announcement of the Governor of the Bank of Israel regarding the restriction of the Bank's license and its being revoked as from August 1, 2008, and the decision of the Ministerial Committee for
     Social and Economic Affairs (the Social Economic Cabinet) to extend the
     "Run-Off" plan (hereinafter - the Government decision extending the
     "Run-Off" plan), all as detailed in the said note.

     The Bank's ability to continue to operate as a going concern depends upon the continuation of the special line of credit from the Bank of Israel and the implementation of the Government decision extending the "Run-Off" plan.

B.   Note 5 of the condensed interim financial statements regarding the minimum capital ratio of the Bank as at March 31, 2007, which is below the minimum of 9% set by the Supervisor of Banks in Proper Banking Procedures.

C.   Note 8 of the condensed interim financial statements regarding the litigation pending against the Bank and its senior officers, all as detailed in the aforementioned note.

The condensed interim financial statements do not contain any changes in the value or classification of assets or liabilities that may be needed when the
Bank ceases operating as a banking entity.

                                             Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)

May 30, 2007

                                       24

CONDENSED BALANCE SHEETS AS AT
--------------------------------------------------------------------------------

Reported amounts

                                                    MARCH 31       MARCH 31      DECEMBER 31
                                                      2007           2006            2006
                                                    -------        -------         -------
                                                                (NIS MILLIONS)
                                                    --------------------------------------
                                                  (UNAUDITED)    (UNAUDITED)      (AUDITED)
                                                    -------        -------         -------

ASSETS

Cash and deposits with banks                           42.7           75.1            66.4

Securities                                             48.5           57.9            50.4

Credit to the public                                6,314.1        7,533.2         6,519.1

Credit to governments                                  40.2           54.7            41.5

Fixed assets                                            1.0            1.1             1.1

Other assets                                           11.4           11.4            12.1

Perpetual deposits with the Israeli Treasury          822.2          829.0           825.8
                                                    -------        -------         -------

Total assets                                        7,280.1        8,562.4         7,516.4
                                                    =======        =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                                 65.8          117.7            66.9

Deposits of banks                                     703.4          952.5           768.3

Deposits of the Government                          5,919.6        6,892.6         6,087.4

Perpetual deposit                                       0.1            0.1             0.1

Capital notes                                          24.1           27.7            24.9

Other liabilities                                      57.4           55.0            58.2

Non-participating preference shares                   298.1          334.7           303.2

Participating preference shares                       184.3          206.9           187.4
                                                    -------        -------         -------

Total liabilities                                   7,252.8        8,587.2         7,496.4

Shareholders' equity (accumulated deficit)             27.3          (24.8)           20.0
                                                    -------        -------         -------

Total liabilities and shareholders' equity          7,280.1        8,562.4         7,516.4
                                                    =======        =======         =======

----------------------------------------   ----------------------------   --------------------------
Dr. Raanan Cohen - Chairman of the Board   Uri Galili - General Manager   Rimon Shmaya - Comptroller

Date of approval of the financial statements: March 30, 2007

The accompanying notes are an integral part of the financial statements.

                                       25

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF INCOME
--------------------------------------------------------------------------------

Reported amounts

                                                               THREE MONTHS ENDED       YEAR ENDED
                                                              MARCH 31     MARCH 31     DECEMBER 31
                                                                2007        2006           2006
                                                               -----       ------        --------
                                                                       (NIS MILLIONS)
                                                               ----------------------------------
                                                            (UNAUDITED)                  (AUDITED)
                                                               -----       ------        --------

Profit from financing operations
 before allowance for doubtful debts                             8.7          4.6            18.2
Allowance for doubtful debts                                     1.0         11.2            21.7
                                                               -----       ------        --------
Profit (loss) from financing operations
 after allowance for doubtful debts                              7.7         (6.6)           (3.5)
                                                               -----       ------        --------
OPERATING AND OTHER INCOME
Operating commissions                                            0.2          0.3             1.3
Gains from investments in shares                                 4.2          2.6            16.4
Other income                                                     0.9          1.0             3.8
                                                               -----       ------        --------
Total operating and other income                                 5.3          3.9            21.5
                                                               -----       ------        --------

OPERATING AND OTHER EXPENSES
Salaries and related expenses                                    4.9          4.5            17.6
Expenses in respect of employee retirement                         -            -             0.5
Maintenance and depreciation of buildings and equipment          0.7          0.6             2.7
Other expenses                                                   2.5          2.9            14.3
                                                               -----       ------        --------
Total operating and other expenses                               8.1          8.0            35.1
                                                               -----       ------        --------
Operating profit (loss) before taxes on income                   4.9        (10.7)          (17.1)
Provision for taxes on operating income                            -            -               -
                                                               -----       ------        --------

NET EARNINGS (LOSS) FOR THE PERIOD                               4.9        (10.7)          (17.1)
                                                               =====       ======        ========

NET EARNINGS (LOSS) PER SHARE IN NIS
"A" ordinary shares                                            324.5       (708.6)       (1,132.4)
                                                               =====       ======        ========

The accompanying notes are an integral part of the financial statements.

                                       26

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

Reported amounts

                                                         THREE MONTHS ENDED MARCH 31, 2007 (UNAUDITED)
                                    ------------------------------------------------------------------------------------------
                                                                                ADJUSTMENTS
                                     SHARE        ACCUMULATED     ACCUMULATED       FROM
                                    CAPITAL      DIFFERENCE ON   DIFFERENCE ON   PRESENTATION
                                      AND         TRANSLATION     TRANSLATION   OF AVAILABLE-
                                    PREMIUM        OF DOLLAR          OF          FOR-SALE                             TOTAL
                                       ON            LINKED       CPI LINKED      SECURITIES       ACCUMULATED      SHAREHOLDERS'
                                     SHARES         DEPOSIT         DEPOSIT      AT FAIR VALUE       DEFICIT           EQUITY
                                    --------        --------        --------        --------         --------         --------
                                                                          NIS MILLIONS
                                    ------------------------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE PERIOD (AUDITED)               207.1               -           335.2             8.7           (531.0)            20.0
Net earnings for the period                -               -               -               -              4.9              4.9
Adjustments from present-
 ation of available-for-sale
 securities at market value                -               -               -            (2.1)               -             (2.1)
Translation differences
 relating to a perpetual
deposit                                    -               -             4.5               -                -              4.5
                                    --------        --------        --------        --------         --------         --------

BALANCE AS AT THE END OF THE
  PERIOD                               207.1               -           339.7             6.6           (526.1)            27.3
                                    ========        ========        ========        ========         ========         ========

                                                            THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)
                                     ---------------------------------------------------------------------------------------------
                                                                                     ADJUSTMENTS
                                      SHARE         ACCUMULATED      ACCUMULATED        FROM
                                     CAPITAL       DIFFERENCE ON    DIFFERENCE ON    PRESENTATION
                                       AND          TRANSLATION      TRANSLATION    OF AVAILABLE-
                                     PREMIUM         OF DOLLAR            OF           FOR-SALE                             TOTAL
                                        ON             LINKED         CPI LINKED      SECURITIES       ACCUMULATED      SHAREHOLDERS'
                                      SHARES          DEPOSIT          DEPOSIT       AT FAIR VALUE       DEFICIT           EQUITY
                                     --------         --------         --------         --------         --------         --------
                                                                               NIS MILLIONS
                                     ---------------------------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE PERIOD (AUDITED)              1,199.4           (697.5)           203.0              6.1           (513.9)           197.1
Adjustments as at January 1,
  2006, deriving from initial
  implementation of
  Accounting Standard No. 22           (992.3)           697.5             90.7                -                -           (204.1)
                                     --------         --------         --------         --------         --------         --------
Balance as at January 1, 2006
  after initial
implementation
  of Acct. Standard No. 22              207.1                -            293.7              6.1           (513.9)            (7.0)
Loss for the period                         -                -                -                -            (10.7)           (10.7)
Adjustments from presentation
 of available-for-sale
 securities at market value                 -                -                -             (0.7)               -             (0.7)
Translation differences
 relating to a perpetual
  deposit                                   -                -             (6.4)               -                -             (6.4)
                                     --------         --------         --------         --------         --------         --------

BALANCE AS AT THE END OF THE
PERIOD                                  207.1                -            287.3              5.4           (524.6)            24.8
                                     ========         --------         ========         ========         ========         ========

The accompanying notes are an integral part of the financial statements.

                                       27

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

Reported amounts

                                                              YEAR ENDED DECEMBER 31, 2006 (AUDITED)
                                     -------------------------------------------------------------------------------------------
                                                                                    ADJUSTMENTS
                                      SHARE        ACCUMULATED      ACCUMULATED         FROM
                                     CAPITAL      DIFFERENCE ON     DIFFERENCE ON   PRESENTATION
                                        AND        TRANSLATION      TRANSLATION     OF AVAILABLE-
                                     PREMIUM        OF DOLLAR            OF           FOR-SALE                           TOTAL
                                        ON            LINKED         CPI LINKED      SECURITIES      ACCUMULATED      SHAREHOLDERS'
                                      SHARES          DEPOSIT          DEPOSIT      AT FAIR VALUE      DEFICIT           EQUITY
                                     --------         --------         --------        --------        --------         --------
                                                                              NIS MILLIONS
                                     -------------------------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
OF THE YEAR                           1,199.4           (697.5)           203.0             6.1          (513.9)           197.1

Adjustments as at January 1,
  2006, deriving from initial
  implementation of
  Accounting Standard No. 22           (992.3)           697.5             90.7               -               -           (204.1)
                                     --------         --------         --------        --------        --------         --------
Balance as at January 1, 2006
  after initial implementation
  of Acct. Standard No. 22              207.1                -            293.7             6.1          (513.9)            (7.0)
Loss for the year                           -                -                -               -           (17.1)           (17.1)
Adjustments from presentation
 of available-for-sale
 securities at market value                 -                -                -             2.6               -              2.6
Translation differences
 relating to a perpetual
  deposit                                   -                -             41.5               -               -             41.5
                                     --------         --------         --------        --------        --------         --------

BALANCE AS AT THE END OF THE
  YEAR                                  207.1                -            335.2             8.7          (531.0)            20.0
                                     ========         ========         ========        ========        ========         ========

The accompanying notes are an integral part of the financial statements.

                                       28

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     A.   THE "RUN OFF" PLAN AND THE SPECIAL LINE OF CREDIT OF THE BANK OF
          ISRAEL

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter -
     the "Governor") on August 22, 2002, with a request for a special line of credit.

     DECISIONS OF THE MINISTERIAL COMMITTEE FOR SOCIAL AND ECONOMIC AFFAIRS
     REGARDING APPROVAL AND EXTENSION OF THE RUN-OFF PLAN

     On October 10, 2005 the Ministerial Committee for Social and Economic
     Affairs (the Social Economic Cabinet) approved the extension of the Bank's
     "Run-Off" plan, after two years earlier, on July 29, 2003, it had decided to adopt it. The main principles of the Committee's decision from October
     10, 2005 are as follows:

          >>   The assets of the Bank are to be sold of in a supervised process and over a period ending by July 31, 2008, as part of the
               "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the
               Government Companies Authority.

          >>   The maximum amount of the special line of credit will at no time exceed NIS 1.25 billion and over the period of executing the
               Run-Off plan it will not exceed the amounts approved by the Bank of Israel.

          >>   The Bank will not use the special line of credit or other sources for the purpose of providing new credit.

          >>   The Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

          >>   If, at the end of the Run-Off plan, there remains an unpaid balance of the special line of credit, the Government will repay the balance to Bank of Israel until July 31, 2008. The Government has noted before it the notice of the Governor of Bank of Israel that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit line will be assigned in its favor (the debenture dated
               November 14, 2002 by which the Bank created a general floating lien in favor of the Bank of Israel, which was amended on
               December 29, 2005).

          The Bank is presently in the process of implementing the "Run-Off"
          plan as described in more detail below.

                                       29

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     Following the liquidity problems encountered by the Bank in the third quarter of 2002, the Bank of Israel had provided it a special line of credit, which was recently extended until July 31, 2008 in accordance with the letter of the Governor from October 30, 2005. The terms of the special line of credit were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the special line of credit are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

     >>   The credit line will be in effect until no later than July 31, 2008.

     >>   The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

     >>   The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

     >>   The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

     >>   Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

     >>   Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

     In his letter from October 30, 2005, the Governor of the Bank of Israel clarified that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the
     Bank's operations besides those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

     The utilized balance of the special line of credit of the Bank of Israel
     (not including accrued interest) was NIS 689 million as at March 31, 2007
     (compared with NIS 751 million as at December 31, 2006).

                                       30

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate"
     which were charged by the Bank of Israel from August 2002 until July 29,
     2003 (the date the Ministerial Committee for Social and Economic Affairs
     first approved the Bank's "Run-Off" plan), in the total amount of NIS 78 million (as calculated by the Bank). On May 1, 2007, the Bank issued an immediate filing to the Israel Securities Authority and to the Tel Aviv
     Stock Exchange in which it gave notice that as part of the contacts it recently had with the Bank of Israel, it was made clear that the issue of the recouping of the surplus interest to the Bank will be assessed upon the complete repayment of the special credit line.

     THE COMPONENTS OF THE RUN-OFF PLAN

     The principal components of the "Run-Off" plan that was approved by the
     Bank's Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

     In accordance with the "Run-Off" plan and the efficiency plan implemented by the Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit.

     As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room, maintenance of current accounts, checking accounts and securities accounts, processing grants, operating cash and clearing facilities (independently)
     and credit cards. The Bank also refrains from accepting new deposits and it has recently stopped (subject to certain exceptions) renewing existing deposits that reach maturity.

     The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff.

                                       31

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding the extension of the "Run-Off" plan. In light of the document's conclusion regarding the advantages of extending the plan, the Board of Directors approved extension of the plan until July 31,
     2008. The Bank's Board of Directors also decided on the same occasion that due to the reduction in the Bank's activity according to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the
     Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

     In his letter from January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

          >>   The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the
               Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from the shareholders.

          >>   The Bank's banking license will be revoked as from August 1,
               2008.

     In its letter dated May 1, 2007, the Bank of Israel announced that if the blueprint described below for the sale and/or transfer of the shares of the
     Bank is carried out prior to August 1, 2008, the license of the Bank will be cancelled as of the date the blueprint is carried out.

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the special line of credit from the Bank of Israel and implementation of the decision of the Ministerial Committee for Social and
     Economic Affairs regarding the "Run-Off" plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed when the Bank ceases operating as a banking entity.

     POSSIBLE BLUEPRINT FOR THE SALE AND/OR TRANSFER OF THE SHARES OF THE BANK

     The Finance Ministry and the Government Companies Authority have been assessing a possible blueprint for the sale and/or transfer of all of the issued share capital of the Bank to a third party purchaser, as follows:
     (a) the sale and/or transfer of all of the holdings of the State of Israel and of the three large banking groups in the shares of the Bank to the designated purchaser; (b) the purchase by the designated purchaser of the shares of the Bank held by the public and traded on the Tel Aviv Stock
     Exchange, as part of the arrangement plan pursuant to article 350 of the
     Companies Law - 1999 which requires obtaining the consent of the court and a special majority of the public shareholders of the Bank; (c) the redemption by the Bank of the class D and DD preference shares held by the public, together with payment of the preferred dividends in arrears in respect thereof (as required by the terms of issuance in the event of a redemption). As part of the assessment of the blueprint, the Government
     Companies Authority has been weighing, after making the necessary clarifications with the relevant parties, the issuance of a request for information (hereinafter - "RFI"), as part of which parties interested in purchasing the shares of the Bank will be invited to give notice of such interest in carrying out the purchase in accordance with the proposed blueprint.

                                       32

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

     At this stage, it is not possible to know if the blueprint under scrutiny will be adopted and actually implemented and this question will be affected by, among other things, the response and replies received from the RFI and the willingness of the three banking groups to transfer their holdings. In addition, the sale of the holdings of the State of Israel is subject to the passing of a privatization resolution by the Ministerial Committee on
     Privatization, a resolution which has not yet been passed.

NOTE 2 - ACCOUNTING POLICY

     The condensed interim financial statements are presented in accordance with accounting principles implemented for purposes of preparing interim financial statements. The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as at
     December 31, 2006. These financial statements should be read in conjunction with the annual financial statements as at December 31, 2006 and for the year then ended, together with their accompanying notes.

                                       33

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 3 - DISCLOSURE OF THE IMPACT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
         PRIOR TO IMPLEMENTATION

     A.   In July 2006, the Israel Accounting Standards Board issued Accounting
          Standard No. 29, "Adoption of International Financial Reporting
          Standards ("IFRS")" (hereinafter - the Standard). The Standard stipulates that entities subject to the Securities Law - 1968 and that are required to report according to the regulations of this law, are to prepare their financial statements for periods beginning as from
          January 1, 2008 according to IFRS. This does not apply to banking institutions, the financial statements of which are presented in accordance with the provisions and guidelines of the Supervisor of
          Banks.

          In relating to the manner in which banking institutions are to implement the Standard, the Supervisor of Banks notified banking institutions that:

          o    He intends on setting down on a regular basis provisions for the implementation of Israeli standards issued by the Israel
               Accounting Standards Board and which are based on IFRS that do not relate to the core banking business.

          o    In the second half of 2009, he will publicize his decision regarding the date of implementation of IFRS standards that relate to the core banking business. In doing so, he will take into consideration the results of the process of adoption of these standards in Israel on the one hand and the progress of the process of convergence between IFRS and U.S. standards on the other hand.

          o    Therefore, relating to the core banking business, the financial statements of a banking institution presented in accordance with the provisions and guidelines of the Supervisor of Banks will continue to be presented on the basis of the U.S. standards as stipulated in the provisions for reporting to the public.

     B.   In December 2006, the Israel Accounting Standards Board issued
          Accounting Standard No. 23, "The Accounting Treatment of Transactions
          between an Entity and its Controlling Shareholder" issued by the
          Israel Accounting Standards Board (hereinafter - the "Standard"). The
          Standard replaces the Securities Regulations (Financial Statement
          Presentation of a Transaction between a Company and its Controlling
          Shareholder) - 1996 as adopted in the provisions for reporting to the public of the Supervisor of Banks. The Standard stipulates that assets and liabilities which were the subject of a transaction between an entity and its controlling shareholders shall be measured at the date of the transaction at fair value and that the difference between the fair value and the consideration of the transaction be carried to shareholders' equity. Any difference with a debit balance is in effect a dividend which reduces retained earnings. Any difference with a credit balance constitutes an investment by the owners and shall be presented separately as part of shareholders' equity under the title
          "Capital Reserve deriving from a transaction between the entity and its controlling shareholder".

                                       34

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 3 - DISCLOSURE OF THE IMPACT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
         PRIOR TO IMPLEMENTATION (CONT.)

          The Standard deals with three issues in connection with transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity from the controlling shareholder, or the opposite, transfer of an asset from the controlling shareholder to the entity; the assumption of a liability of the entity to a third party, in whole or in part, by the controlling shareholder, indemnification of the entity by the controlling shareholder in respect of an expense, the waiver of the controlling shareholder to the entity regarding a debt due to him from the entity, in whole or in part; and loans granted to the controlling shareholder or loans received from the controlling shareholder. In addition, the Standard sets forth the disclosure to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

          The Standard applies to transactions between an entity and its controlling shareholder carried out after January 1, 2007 and to loans granted to or received from the controlling shareholder prior to the effective date of the Standard, commencing on the effective date.

          As of the date of release of the financial statements, the Supervisor of Banks had not yet issued his provisions regarding the manner of adoption of the Standard by banking institutions, if at all.

NOTE 4 - EXEMPTION FROM SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF
         DEVIATIONS FROM CERTAIN DEBT LIMITS

     As stated in Note 1G of the Bank's financial statements as at December 31,
     2006, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing purchases of means of control in corporate entities and in respect of deviations from the limit of sector indebtedness.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which could have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

NOTE 5 - CAPITAL ADEQUACY

     On March 31, 2007, the Bank's ratio of capital to risk assets was 2.58%, compared with the 9% minimum stipulated in Proper Banking Procedures and a ratio of 1.34% as at December 31, 2006.

                                       35

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 6 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES

     The issued share capital of the Bank includes preference shares of classes
     C, CC, CC1, D, and DD to which the Bank used to pay on a quarterly basis
     25% of the annual preferred dividend of those classes (hereinafter - the
     "quarterly dividend"). In addition, the Bank would pay an annual participating dividend at a rate of 1.5% in respect of C, CC ad CC1 shares.
     The consideration from the issuance of these preferred shares was deposited by the Bank with the Israeli Treasury in perpetual deposits, which will be returned to the Bank only upon liquidation or for the purpose of redeeming the preference D and DD shares (hereinafter - the "perpetual deposits").
     According to the deposit agreements, the interest on the perpetual deposits, at an annual rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter -
     the "repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test".
     According to the Directives of Proper Banking Procedures, the Supervisor of
     Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of the three quarters ending on the last day of the interim period for which the last financial statements were issued reflected a loss.

     The Bank ended the years 2001 through 2003 with a loss, the year 2004 with a profit and the years 2005 and 2006 with a loss. Commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

     In accordance with the Bank's Articles it can distribute a dividend only out of earnings of the Bank. As from the second quarter of 2002 the Bank does not even have any nominal earnings.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained court approval and the approval of the Supervisor of Banks.

     Prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, for the time being, not to distribute dividends in respect of the aforementioned shares. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o    The results of operations of the third quarter of 2002 and the crisis which affected the Bank during that quarter.

     o    Non-existence of distributable profits under the Companies Law.

     o    The prohibition on distribution of dividends according to the Bank's
          Articles when there are no profits, even in nominal terms.

                                       36

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 6 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES
         (CONT'D)

     o    The prohibition on distribution of dividends according to the directives of Proper Banking Procedures, as long as the Supervisor of
          Banks has not replied to the Bank's request and has not permitted such distribution.

     o    The possibility that the interest on the Bank's perpetual deposits with the Israeli Treasury will continue to accrue to the credit of the
          Bank even if not actually paid, as long as no dividend is distributed.

     On December 1, 2002, the Bank received the reply of the Supervisor of Banks to its request for the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The
     Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervisor of the Banks believes that "it is inappropriate to distribute a dividend at this time".
     Nevertheless, the Supervisor of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to the position of the State of Israel on this issue. The Supervisor of Banks added that a copy of the letter had been sent to the Government Companies Authority and the Accountant General,
     and that following receipt of clarifications from them and from the Bank to the questions which arose, the Supervisor will notify the Bank as to his position.

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which also the
     Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion presented to the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver's fund. In a letter dated January
     22, 2003, the Bank requested from the Ministry of Finance and the
     Government Companies Authority to issue their positions on this matter as soon as possible.

     In its reply dated March 13, 2003, the Ministry of Finance stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preference shares
     (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Ministry of Finance to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained. The Bank made further requests on this matter during 2004, but as yet has not received a satisfactory response. The Board of Directors has deliberated the matter of the dividend on the said preferred shares several more times, and after taking into account all of the considerations and circumstances described above has decided to abide by its previous decision and to refrain from distributing any further dividend at this time.

     From the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has stopped paying to the Bank the interest on its perpetual deposits with the Israeli Treasury.

     The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend amounts to NIS 172.5 million. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements.

                                       37

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 6 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES
         (CONT'D)

     The total accrued amount of NIS 172.5 million is comprised as follows: NIS
     106.2 million is in respect of non-participating shares (D and DD) and NIS
     66.3 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 8.3 million is in respect of the first quarter of
     2007 and is comprised as follows: NIS 5.6 million in respect of non-participating D and DD shares and NIS 2.7 million in respect of participating C, CC and CC1 shares.

     On September 28, 2004 various financial entities that hold class C and/or
     CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.

     Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the
     Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March
     9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of
     Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank.

     See also Note 8 regarding the originating motions on the matter of the cessation of the dividend distribution.

NOTE 7 - SUBSEQUENT EVENTS

     On May 30, 2007 the Audit Committee and the Board of Directors of the Bank
     confirmed that the Chairman of the Board of the Bank, the General Manager
     of the Bank and the Deputy General Manager, shall be entitled at the conclusion of their service to additional severance payments (in addition to the funds allocated for their benefit to officer's insurance and/or a pension fund) in the amount of one month's salary for each year of service and the proportionate part of a month for each part of a year. This resolution is subject to the approval of the Commissioner of Wages and
     Labor Agreements at the Ministry of Finance, who has advised that he has no objection to the language of the resolution and that his approval of the resolution will be considered only if there will be an event of conclusion of employment at the end of the Bank's Run-off plan (which is supposed to end on July 31, 2008) or if the ownership of the Bank is transferred to an outside investor prior to the end of the Run-off. The approval of the additional severance payments to the Chairman of the Board also requires the approval of the Bank's General Meeting which has yet to be given. The periods of service of the chairman of the board, Dr. R. Cohen, the GM, Mr.
     A Galili, and the Deputy GM, Mr. A Savir, started at different times during the second half of 2002 and, therefore, assuming that their periods of service conclude at the end of the Run-off Plan on July 31, 2008, we are
     dealing with additional severance pay of six-months' salary for each of the above. The cost of the additional severance pay in respect of the three of them together amounts to NIS 0.9 million.

                                       38

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8 - LEGAL CLAIMS

Legal claims, including a request to certify a claim as a class action, were filed against the Bank in the ordinary course of business. Management of the
Bank believes, on the basis of legal opinions of external legal counsel representing the Bank in these claims, that with respect to the risks of the claims, adequate provisions have been included in the financial statements, when necessary, so as to cover possible losses in respect of those claims.

Following are details of legal claims against the Bank in which the amounts claimed are material:

1)   In March 2003, Lehava Underwriters Ltd. (by virtue of it being a shareholder of the Bank) filed a derivative claim with the Tel Aviv-Jaffa
     District Court in the amount of NIS 409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the senior officers it sued breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances made by the Bank for doubtful debts in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit. The insurers have notified the Bank that they have certain reservations regarding the validity of the insurance coverage of the claim and that they reserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights towards the insurers. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003.
     Representation of the Bank in the proceedings regarding the claim and the motion has been handed over to legal counsel. On May 26, 2005 a hearing was held on the motion. On June 18, 2006, the Court decided to reject the motion to have the claim approved as a derivative claim and ordered the petitioner to pay court costs and legal fees. On September 18, 2006, the petitioner filed an appeal with the Supreme Court on the decision rejecting the motion to have the claim approved as a derivative claim. The court set dates for the filing of written summations by the parties and set a date for the completion of oral motions on November 26, 2007. In the opinion of the Bank's legal counsel, since the action is a derivative claim in which for all intents and purposes the Bank is only a formal respondent, the
     Bank's exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

2)   In October 2002, Mr. Arye Fin (a shareholder of the Bank) filed with the
     Tel Aviv-Jaffa District Court a legal action against the Bank, against the
     State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank (two of which were removed later from the action), together with a motion to have the suit approved as a class action. The class action was filed in the name of all those who purchased shares of the Bank between December 1, 2001 and August 22, 2002, and the cause of the action is the alleged breach of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic
     and Immediate Reports) - 1970 enacted thereunder (hereinafter - the
     Securities Regulations). As claimed in the action, during the aforementioned period, a number of extraordinary events and/or matters occurred that indicated that the Bank was in serious condition, and both these events and matters, and the Bank's very situation mandated that the
     Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damages being claimed in the action is
     NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it has a banking policy and a directors and senior officers liability insurance policy of the filing of the suit.

                                       39

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8 - LEGAL CLAIMS (CONT.)

     The insurers carrying the banking policy notified the Bank that the banking policy does not cover the claim. The Bank was also notified by the insurers carrying the directors and senior officers liability insurance policy that they have certain reservations regarding the validity of the claim's insurance coverage and that they reserve their rights on this matter. The
     Bank summarily rejects these reservations and intends to act in order to fully exercise its rights towards the insurers. The Bank handed over the care of the suit and the motion to have the suit recognized as a class action to an attorney acting on its behalf. The Court has not yet handed down a ruling on the motion to have the suit approved as a class action. On
     May 17, 2005, the Court accepted the motion of the plaintiff and ordered the disclosure of a number of documents by the Bank. The Bank filed an appeal on the ruling regarding the disclosure of documents, which was denied on March 9, 2006. On April 3, 2006 the Bank submitted to the Supreme
     Court a request for leave to appeal the ruling that denied its appeal regarding the disclosure of documents. On January 22, 2007, the Supreme
     Court decided, with the consent of the parties, that part of the documents in respect of which the Bank filed its appeal would not be disclosed, whereas the others would be disclosed. The Bank transferred to the plaintiff those documents which, at its understanding, it had to disclose.
     On February 27, 2007, the plaintiff petitioned the District Court demanding that the Bank disclose documents which the plaintiff claimed the Bank had to disclose. The Bank has not yet responded to the petition. A preliminary hearing on the motion to approve the suit as a class action was set for
     June 13, 2007.

3)   In September 2004, various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv-Jaffa District Court an originating motion in which the Court was requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. The petitioners contend, inter alia, that according to the Bank's articles of association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the
     Bank should still be ordered to distribute the requested dividend, due to the Bank's meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank transferred the handling of the originating motion to attorneys acting on its behalf. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of
     Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of
     Finance and the aforementioned financial entities, in which it requested
     (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. A preliminary hearing on the originating motions took place on January 12,
     2006. In the reply of the Minister of Finance to the originating motions prior to the aforementioned preliminary hearing, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March
     23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. In connection with this, the parties filed written motions. The completion of the motions ended in January 2007, but the court has not yet rendered its decision.

                                       40

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8 - LEGAL CLAIMS (CONT.)

     In the opinion of the Bank's legal advisors, the Bank will probably not be exposed to any monetary exposure as a result of the originating motions that were filed against it, based on the assumption that if the Court accepts the request of the aforementioned financial entities and orders the payment of the dividend, the State will have to pay the Bank the amount of the dividend out of the interest on the Bank's perpetual deposits with the
     Treasury.

4)   In May 2006, a suit was filed in the Rehovot Magistrates Court, in an amount of NIS 2.5 million, against the Bank, the receiver that was appointed at the request of the Bank in respect of a carpentry workshop and the purchaser of the workshop from the receiver. According to the statement of claim, the Bank agreed to allow the plaintiffs who were the owners of the workshop to find a purchaser for the workshop by themselves, but when the potential purchaser that the owners found heard that the workshop was in receivership, he entered into an agreement with the Bank and the receiver for the purchase of the workshop at an amount that was lower than the amount that he undertook to pay the plaintiffs. The plaintiffs also claim that the Bank and the receiver did not insure the premises and equipment of the workshop and, therefore, they are liable for the damages that occurred to the premises and the equipment as a result of a fire that broke out at the workshop. The handling of the suit was transferred to an attorney on behalf of the Bank.

5)   In October 2005, a company, that performs engineering and plumbing work, filed a claim with the Tel Aviv-Jaffa District Court in the amount of NIS
     1.4 million against the Bank, a receiver that was appointed at the request of the Bank to a residential and commercial project that encountered difficulties, and against the owner of the land that at the time had entered into a combination agreement with the promoter that had constructed the project with the financing of the Bank. The plaintiff company allegedly performed work on the project at the request of the promoter, which had failed and did not repay its debt to the plaintiff company. The claim states that the amount requested reflects the amount the promoter still owes the plaintiff company in respect of the work it executed on the project with the addition of interest and/or linkage differences. The plaintiff company contends that due to principles of closed banking financing and the Bank having granted to the promoter bank financing for construction of the project, the Bank should be considered responsible for repayment of the debt. Furthermore, it contends that at the time it had entered into the agreement with the promoter, the Bank should have brought to its attention the information the plaintiff contends was in the possession of the Bank, regarding the difficult condition of the promoter and the project. The handling of the claim was transferred to the care of an attorney acting on behalf of the Bank. On March 14, 2006, the suit against the receiver was summarily dismissed, but the suit against the Bank and the owner of the property (who has since passed away) remained in place.

6)   In June 2004, two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Tel
     Aviv-Jaffa Labor Court in the total amount (for both of them) of NIS 2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the
     Bank in 2002. The suit was filed also against the Ministry of Finance's
     Commissioner of Wages and Labor Agreements in respect of the non-approval of these payments. Alternatively the aforementioned plaintiffs claim the salary raises they allege that they forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf. On June 20, 2005 the aforementioned plaintiffs filed a request for a partial ruling in the amount of NIS 415 thousand, in respect of amounts the payment of which was approved by the
     Ministry of Finance's Commissioner of Wages and Labor Agreements without conditioning the approval upon their relinquishing any additional claims.
     The Bank has filed an objection to the request. The Court has not yet ruled on the request.

                                       41

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8 - LEGAL CLAIMS (CONT.)

7)   In September 2003, a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the consideration for fuel products it had provided to a mutual customer of the three defendant banks.
     It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

8)   In August 2000, a suit was filed with the Tel Aviv-Jaffa District Court against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. The suit also included relief of the receipt of actual shares. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former grandchild subsidiary of the Bank. The claim was transferred to an attorney and a defense brief was submitted. In 2005, the insurers carrying the directors and senior officers liability insurance policy notified the Bank that in their opinion the claim does not have insurance coverage, but the Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

In the opinion of Management of the Bank, which is based on the opinion of its legal counsel, the Bank's exposure in respect of pending claims, whose prospects of success are not remote and regarding which a provision was not recorded, amounts to NIS 30 million.

                                       42

ANNEX A - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

Reported amounts

                                                                THREE MONTHS ENDED MARCH 31,
                                                               -----------------------------
                                                                  2007               2006
                                                               ----------         ----------
                                                              NIS MILLIONS       NIS MILLIONS
                                                               ----------         ----------
                                                               (UNAUDITED)
                                                               ----------         ----------

A.    INCOME (EXPENSES) DERIVING FROM ASSETS:
Credit to the public                                                 10.3              220.6
Credit to governments                                                (0.7)               0.5
Deposits with banks                                                  (0.1)               0.9
                                                               ----------         ----------
                                                                      9.5              222.0
                                                               ----------         ----------

B.    (EXPENSES) INCOME DERIVING FROM LIABILITIES
Deposits of the public                                               (0.5)              (1.5)
Deposits of the Government                                           (1.3)            (205.6)
Deposits of Bank of Israel                                           (7.6)             (11.1)
Deposits of banks                                                       -               (0.3)
                                                               ----------         ----------
                                                                     (9.4)            (218.5)
                                                               ----------         ----------

C.    INCOME DERIVING FROM DERIVATIVE FINANCIAL INSTRUMENTS
Net income from ALM derivative instruments (*)                        0.7               (0.7)
                                                               ----------         ----------

D.    OTHER INCOME AND EXPENSES
Commissions from financing operations                                 3.2                3.6
Other financing income**                                              7.4                1.3
Other financing expenses                                             (2.7)              (3.1)
                                                               ----------         ----------
                                                                      7.9                1.8
                                                               ----------         ----------
Total profit from financing operations before
 allowance for doubtful debts                                         8.7                4.6
                                                               ==========         ==========

Including - exchange rate differences, net                           (1.4)               3.3
                                                               ==========         ==========

*     Derivatives  comprising  part of the asset
      and liability  management  system of the Bank,
      not designated for hedging purposes.

**    Including income from interest collected in
      respect of problematic debts                                    6.5                0.8
                                                               ==========         ==========

                                       43

ANNEX B - ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                          FOR THE THREE MONTHS ENDED MARCH 31 (UNAUDITED)
                                   ---------------------------------------------------------------------------------------------
                                                      2007                                               2006
                                   ------------------------------------------         ------------------------------------------
                                   SPECIFIC      SUPPLEMENTARY                        SPECIFIC      SUPPLEMENTARY
                                 ALLOWANCE (*)   ALLOWANCE (**)       TOTAL          ALLOWANCE (*)  ALLOWANCE (**)       TOTAL
                                   --------         --------         --------         --------         --------         --------
                                 NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                   --------         --------         --------         --------         --------         --------

BALANCE OF ALLOWANCE AT
 THE BEGINNING OF THE
 PERIOD (AUDITED)                     658.3             51.7            710.0            675.6             57.6            733.2
                                   --------         --------         --------         --------         --------         --------

Allowance provided
 during the period                      6.8              0.2              7.0             15.8                -             15.8
Reduction of allowance                 (3.2)            (2.8)            (6.0)            (1.0)            (2.7)            (3.7)
Collection of debts written
  off in the past                         -                -                -             (0.9)               -             (0.9)
                                   --------         --------         --------         --------         --------         --------
Amount carried to
 statement of income                    3.6             (2.6)             1.0             13.9             (2.7)            11.2
                                   --------         --------         --------         --------         --------         --------

Debts written off                      (5.2)               -             (5.2)            (2.9)               -             (2.9)
                                   --------         --------         --------         --------         --------         --------

BALANCE OF ALLOWANCE AT
 THE END OF THE PERIOD                656.7             49.1            705.8            687.5             54.9            742.4
                                   ========         ========         ========         ========         ========         ========

Including - balance of
 allowance not deducted
 from credit to public                  3.8                -              3.8              1.3                -              1.3
                                   --------         --------         --------         --------         --------         --------

(*)  Not including allowance for interest on non-income bearing credit.

(**) Including the general allowance for doubtful debts.

                                       44

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                MARCH 31, 2007 (UNAUDITED)
                                    ----------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                   THERETO
                                    -----------------------       -----------------------
                                                  LINKED TO         US            OTHER       NON-MONETARY
                                    UNLINKED       THE CPI         DOLLAR       CURRENCIES       ITEMS         TOTAL
                                    --------       --------       --------       --------       --------      --------
                                  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                    --------       --------       --------       --------       --------      --------

ASSETS
Cash and deposits
 with banks                             21.0            8.7           12.9            0.1              -          42.7
Securities                                 -            0.4              -              -           48.1          48.5
Credit to the public                   215.0          437.5        5,643.2           18.4              -       6,314.1
Credit to governments                    0.1            7.3           26.0            6.8              -          40.2
Fixed assets                               -              -              -              -            1.0           1.0
Other assets                            10.5              -              -              -            0.9          11.4
Perpetual deposits with
 the Israeli Treasury                      -          822.2              -              -              -         822.2
                                    --------       --------       --------       --------       --------      --------

Total assets                           246.6        1,276.1        5,682.1           25.3           50.0       7,280.1
                                    --------       --------       --------       --------       --------      --------

LIABILITIES
Deposits of the public                  33.6           29.9            2.3              -              -          65.8
Deposits of banks                      696.6              -              -            6.8              -         703.4
Deposits of the Government                 -          288.1        5,631.5              -              -       5,919.6
Perpetual deposit                        0.1              -              -              -              -           0.1
Capital notes                              -              -           24.1              -              -          24.1
Other liabilities                       18.0           36.8            1.6              -            1.0          57.4
Non-participating shares                   -              -          298.1              -              -         298.1
Preferred participating shares             -              -          184.3              -              -         184.3
                                    --------       --------       --------       --------       --------      --------

Total liabilities                      748.3          354.8        6,141.9            6.8            1.0       7,252.8
                                    --------       --------       --------       --------       --------      --------

Difference                            (501.7)         921.3         (459.8)          18.5           49.0          27.3

Forward transactions, net               63.6          (43.6)             -          (20.0)             -             -
                                    --------       --------       --------       --------       --------      --------

Total                                 (438.1)         877.7         (459.8)          (1.5)          49.0          27.3
                                    ========       ========       ========       ========       ========      ========

                                       45

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (cont'd)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                MARCH 31, 2006 (UNAUDITED)
                                    ----------------------------------------------------------------------------------
                                                                FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                   THERETO
                                    -----------------------       -----------------------
                                                   LINKED TO         US           OTHER      NON-MONETARY
                                    UNLINKED        THE CPI        DOLLAR       CURRENCIES       ITEMS          TOTAL
                                    --------       --------       --------       --------       --------      --------
                                  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS  NIS MILLIONS   NIS MILLIONS
                                    --------       --------       --------       --------       --------      --------

ASSETS
Cash and deposits
 with banks                             39.2           15.1           20.6            0.2              -          75.1
Securities                                 -            0.7              -              -           57.2          57.9
Credit to the public                   332.6          526.6        6,613.8           60.2              -       7,533.2
Credit to governments                      -            8.5           34.8           11.4              -          54.7
Fixed assets                               -              -              -              -            1.1           1.1
Other assets                            10.0              -              -              -            1.4          11.4
Perpetual deposits with
 the Israeli Treasury                      -          829.0              -              -              -         829.0
                                    --------       --------       --------       --------       --------      --------

Total assets                           381.8        1,379.9        6,669.2           71.8           59.7       8,562.4
                                    --------       --------       --------       --------       --------      --------

LIABILITIES
Deposits of the public                  48.7           65.0            3.8            0.2              -         117.7
Deposits of banks                      941.1              -              -           11.4              -         952.5
Deposits of the Government                 -          337.2        6,555.4              -              -       6,892.6
Perpetual deposit                        0.1              -              -              -              -           0.1
Capital notes                              -              -           27.7              -              -          27.7
Other liabilities                       14.9           36.9            1.8              -            1.4          55.0
Non-participating shares                   -              -          334.7              -              -         334.7
Preferred participating shares             -              -          206.9              -              -         206.9
                                    --------       --------       --------       --------       --------      --------

Total liabilities                    1,004.8          439.1        7,130.3           11.6            1.4       8,587.2
                                    --------       --------       --------       --------       --------      --------

Difference                            (623.0)         940.8         (461.1)          60.2           58.3         (24.8)

Forward transactions, net              158.6          (39.3)         (60.3)         (59.0)             -             -
                                    --------       --------       --------       --------       --------      --------

TOTAL                                 (464.4)         901.5         (521.4)          (1.2)          58.3         (24.8)
                                    ========       ========       ========       ========       ========      ========

                                       46

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (cont'd)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                            DECEMBER 31, 2006 (AUDITED)
                               ----------------------------------------------------------------------------------
                                                            FOREIGN CURRENCY OR LINKED
                                   ISRAELI CURRENCY                 THERETO
                               -----------------------       -----------------------
                                              LINKED TO         US           OTHER        NON-MONETARY
                               UNLINKED        THE CPI        DOLLAR       CURRENCIES       ITEMS         TOTAL
                               --------       --------       --------       --------       --------      --------
                             NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                               --------       --------       --------       --------       --------      --------

ASSETS
Cash and deposits
 with banks                        33.1           10.2           22.9            0.2              -          66.4
Securities                            -            0.7              -              -           49.7          50.4
Credit to the public              213.9          464.8        5,819.5           20.9              -       6,519.1
Credit to governments                 -            7.8           26.9            6.8              -          41.5
Fixed assets                          -              -              -              -            1.1           1.1
Other assets                       10.5              -              -              -            1.6          12.1
Perpetual deposits with
 the Israeli Treasury                 -          825.8              -              -              -         825.8
                               --------       --------       --------       --------       --------      --------

Total assets                      257.5        1,309.3        5,869.3           27.9           52.4       7,516.4
                               --------       --------       --------       --------       --------      --------

LIABILITIES
Deposits of the public             30.6           32.7            3.5            0.1              -          66.9
Deposits of banks                 761.5              -              -            6.8              -         768.3
Deposits of
 the Government                       -          306.1        5,781.3              -              -       6,087.4
Perpetual deposit                   0.1              -              -              -              -           0.1
Capital notes                         -              -           24.9              -              -          24.9
Other liabilities                  17.5           37.6            1.6              -            1.5          58.2
Non participating shares              -              -          303.2              -              -         303.2
Preferred participating
  shares                              -              -          187.4              -              -         187.4
                               --------       --------       --------       --------       --------      --------

Total liabilities                 809.7          376.4        6,301.9            6.9            1.5       7,496.4
                               --------       --------       --------       --------       --------      --------

Difference                       (552.2)         932.9         (432.6)          21.0           50.9          20.0

Forward transactions, net          96.2          (44.0)         (29.5)         (22.7)             -             -
                               --------       --------       --------       --------       --------      --------

Total                            (456.0)         888.9         (462.1)          (1.7)          50.9          20.0
                               ========       ========       ========       ========       ========      ========

                                       47